AMENDING AGREEMENT
This Amending Agreement is made effective as of March 30, 2016;
BETWEEN:
SILVER STANDARD RESOURCES INC., a British Columbia corporation
(“Acquiror”)
AND:
CLAUDE RESOURCES INC., a Canadian corporation
(“Claude”)
WHEREAS:

A.
Acquiror and Claude (collectively, the “Parties”) entered into an arrangement agreement dated March 7, 2016 (the “Arrangement Agreement”) pursuant to which Acquiror agreed, subject to certain conditions, to acquire 100% of the issued and outstanding common shares of Claude; and

B.	the Parties wish to amend the Arrangement Agreement on the terms and conditions set out in this Amending Agreement.
NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Parties, and the mutual promises set forth in this Amending Agreement, Acquiror and Claude hereby agree as follows:

1.	Defined Terms. All capitalized terms used in this Amending Agreement shall, unless otherwise indicated herein, have the meanings ascribed thereto in the Arrangement Agreement.

2.	Amendment to Section 5.4.1(c). Section 5.4.1(c) of the Arrangement Agreement shall be deleted in its entirety and replaced with the following:
“(c)    ensure that, with effect as and from the Effective Time, one individual who will be a nominee of Claude, acceptable to Acquiror, acting reasonably, shall be appointed to the Acquiror Board;”

3.
Governing Law; Consent to Jurisdiction. This Amending Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Amending Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

4.
Successors and Assigns. Acquiror may assign all or any part of its rights under this Amending Agreement to, and its obligations under this Amending Agreement may be assumed by, a direct or indirect subsidiary of Acquiror, provided that if such assignment and/or assumption takes place, Acquiror shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Amending Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Except as expressly permitted by the terms hereof, neither this Amending Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party. Neither the Arrangement Agreement nor this Amending Agreement may be assigned unless both are assigned together.

5.
Full Force and Effect. The Arrangement Agreement shall henceforth be read and construed in conjunction with this Amending Agreement and the Arrangement Agreement shall be and shall continue to be in full force and effect, as amended hereby. References to the “Agreement” in the Arrangement Agreement or in any other document delivered in connection with, or pursuant to, the Arrangement Agreement, shall mean the Arrangement Agreement, as amended hereby.

6.
Counterparts; Execution. This Amending Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Amending Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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The Parties hereto have executed this Amending Agreement as of the date first written above.
SILVER STANDARD RESOURCES INC.

By: (signed) Paul Benson
Name: Paul Benson
Title: President & CEO

CLAUDE RESOURCES INC.

By: (signed) Brian Skanderbeg
Name: Brian Skanderbeg
Title: President and CEO

By: (signed) Rick Johnson
Name: Rick Johnson
Title: CFO

Signature page to Amending Agreement